Exhibit 12.2

Fifth Third Bancorp

Computations of Consolidated Ratios of Earnings to Combined Fixed Charges and Preferred Stock Dividend Requirements

($ in millions)

	Three Months Ended September 30, 2016	Nine Months Ended September 30, 2016
Excluding Interest on Deposits:

Fixed Charges:
Interest Expense (excluding interest on deposits)	$99	$279
One-Third of Rents, Net of Income from Subleases	8	22
Preferred Stock Dividends	15	52

Total Fixed Charges	$122	$353

Earnings:
Income Before Income Taxes	$694	$1,556
Fixed Charges, Excluding Preferred Stock Dividends	107	301

Total Earnings	$801	$1,857

Ratio of Earnings to Fixed Charges, Excluding Interest on Deposits	6.57x	5.26x

Including Interest on Deposits:

Fixed Charges:
Interest Expense	$150	$430
One-Third of Rents, Net of Income from Subleases	8	22
Preferred Stock Dividends	15	52

Total Fixed Charges	$173	$504

Earnings:

Income Before Income Taxes	$694	$1,556
Fixed Charges, Excluding Preferred Stock Dividends	158	452

Total Earnings	$852	$2,008

Ratio of Earnings to Fixed Charges, Including Interest on Deposits	4.92x	3.98x